EXHIBIT 12(a)(1)(viii)

May 15, 2002

To Our Holders of Series B Preferred Stock:

You recently received a package of information regarding Key Technology’s offer to exchange your currently-held Series B Convertible Preferred Stock for newly issued Series D Convertible Preferred Stock. The success of the Exchange Offer is critically important to us. If you have not already returned the documents necessary to exchange your shares, please review the following features of the Series D Preferred and return the documentation required to participate in the exchange:

SERIES D PREFERRED STOCK FEATURES

•	Conversion Ratio. Series D Preferred is convertible into twice as many shares of Key Technology Common Stock than is the Series B Preferred.

•
Dividends. Series D Preferred will pay cumulative dividends of $0.50 per share per year, payable quarterly in arrears, beginning October 1, 2002. By contrast, the Series B Preferred does not pay a dividend.

•
Redemption. Holders of Series D Preferred can request redemption of up to 50% of their Series D for $10.00 per share in cash after July 12, 2003 and the remaining 50% after July 12, 2004. Although Key has the right under certain circumstances to redeem your shares of Series D Preferred prior to these dates, you would receive notice of the redemption and would have the opportunity to convert your Series D Preferred to Common Stock prior to redemption.

As explained more fully in the attached Offering Memorandum Supplement, it is a condition to our obligation to close the Exchange Offer that at least 70% of the Series B Preferred Stock is tendered for exchange.

HOW TO PARTICIPATE IN THE EXCHANGE OFFER

Registered Shareholders (you hold stock certificate):
Follow the instructions on the Letter of Transmittal (blue paper) that you received in the Exchange Offer package and send it along with your Series B Preferred certificate to American Stock Transfer & Trust Company at the address listed below. For your own protection, send the documents either by registered mail, certified mail or overnight courier to:

American Stock Transfer & Trust Company
59 Maiden Lane
New York, NY 10038
Attn:  Exchange Department

May 15, 2002

Street Name Shareholders:
If your Series B Preferred is held by a broker, locate the instruction letter in the Exchange Offer package from your bank or brokerage firm. Follow the instructions on the instruction letter and return the completed documents to your bank or broker.

If you did not receive the Exchange Offer documents or have misplaced them, please contact American Stock Transfer and Trust Company at 1-800-937-5449.

OFFERING MEMORANDUM SUPPLEMENT

We would also like to take this opportunity to clarify several matters discussed in the Offering Memorandum dated April 25, 2002. Please review the enclosed Offering Memorandum Supplement dated May 15, 2002, in conjunction with the Offering Memorandum, for a full discussion of the Exchange Offer.

The Exchange Offer closes on June 14, 2002, so it is important that you act promptly. Thank you for your assistance with this matter.

Sincerely,

Thomas C. Madsen
Chairman and Chief Executive Officer